June 29, 2006

Mr. George E. Bull
Sequoia Mortgage Funding Corporation
One Belvedere Place, Suite 300
Mill Valley, CA 94941

**Re: Sequoia Mortgage Funding Corporation/Sequoia Residential Funding, Inc.
          Amendment No. 2 to Registration Statement on Form S-3
          Filed June 12, 2006
          File No. 333-132123**

Dear Mr. Bull:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. We note your response to prior comment 1. To avoid confusion, please revise the cover page to specify that the various forms of credit enhancement of the types described are described in the base prospectus, not merely this prospectus.

2. We note your response to prior comment 4. We re-issue the prior comment. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement #1

Important Notice About Information Presented in this Prospectus Supplement and the Accompanying Prospectus, page S-i

3. We note your response and revision to our prior comment 7 and we reissue the comment. Please note that the disclosure in the prospectus supplement may enhance disclosure in the base prospectus, but it should not vary or contradict it. Your current disclosure leaves the impression that the supplement may conflict with the base. Please revise.

Prospectus Supplement #4

Cover Page

4. Please note that the insurance policy referred to on page S-6 should be listed as available credit enhancement on the cover page of the prospectus supplement.

Prospectus Supplement #5

Underlying Credit Support, page S-22

5. We note that you have added a cross-reference to the base prospectus at page S-8 in response to our prior comment 13. However, it appears that the base contemplates that disclosure regarding cross-collateralization features will be provided in the supplement. Please revise the supplement, including the summary, to include a discussion of the "cross-support features" that will be used or advise.

Base Prospectus

Other Purchase and Redemption, page 63

6. Your response to prior comment 17 has been forwarded to the Division of Investment Management for further review. We may have additional comments.

Insurance Policies, Surety Bonds and Guaranties, page 68

7. Your current disclosure does not indicate if, or how, the demand notes differ from letters of credit. Please explain.

Derivatives, page 72

8. We note your response to our prior comment 20. Please either delete "credit default swaps" from the base or provide specific disclosure on exactly how the credit default will operate. We note in your response that you provide an example of how the credit default swaps could operate. In the base, please explain exactly what is contemplated, rather than just provide an example.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3210 with any other questions.

Sincerely,

Susan C. Block
Attorney-Advisor

cc: Via Facsimile (415) 433-3883
        Phillip R. Pollock
        Tobin & Tobin